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                                           Filed by The News Corporation Limited
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and Deemed Filed Pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                               Subject Companies: Hughes Electronics Corporation
                                                   Commission File No. 000-26035
                                                      General Motors Corporation
                                                   Commission File No. 001-00143

On April 9, 2003, General Motors Corporation ("GM") and its subsidiary Hughes Electronics Corporation ("Hughes"), together with The News Corporation Limited ("News"), announced the signing of definitive agreements that provide for the split-off of Hughes from GM and the simultaneous sale of GM's 19.9 percent (19.9%) economic interest in Hughes to News. In addition, pursuant to these agreements, News would acquire an additional 14.1 percent (14.1%) stake in Hughes from holders of GM Class H common stock through a merger of Hughes and a wholly-owned subsidiary of News, with Hughes as the surviving corporation. The definitive agreements were filed as Exhibits to the Form 6-K filed by News today and are incorporated by reference into this filing.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that any such forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties, and that actual results or developments may differ materially from those in the forward-looking statements as a result of various factors, including financial community and rating agency perceptions of the company and its business, operations, financial condition and the industry in which it operates and the factors described in the company's filings with the Securities and Exchange Commission, including the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained therein. The company disclaims any obligation to update the forward-looking statements contained herein.

In connection with the proposed transactions, News, GM and Hughes will file relevant materials with the Securities and Exchange Commission ("SEC"), including one or more registration statement(s) that contain a prospectus and proxy/consent solicitation statement. Investors and security holders

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are urged to read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain these documents free of charge at the SEC's Internet web site at www.sec.gov. The documents may also be obtained free of charge by directing such request to: News America Incorporated, 1211 Avenue of the Americas, 7th Floor, New York, New York 10036, Attention: Investor Relations. Such documents are not currently available.